A/4 3/18/04

AH 3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016291

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2004 181 WASH. D.C. MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 41553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTCO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

866 RIDGEWAY LOOP - STE 150
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAN McEWAN 901 747 3946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVENUE, SUITE 200 (Address) MEMPHIS (City) TENNESSEE (State) 38138 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.25.04

OATH OR AFFIRMATION

I, Dan McEwan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investco Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Susan E Watford
Notary Public

SUSAN E. WATFORD NOTARY PUBLIC AT LARGE SHELBY COUNTY, TENN. MY COMM. EXP. JULY 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTCO SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Investco Securities, Inc. (An S Corporation)
Memphis, Tennessee

We have audited the statements of financial condition of Investco Securities, Inc. (an S Corporation) as of December 31, 2003 and 2002 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investco Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a–5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall PLLC
Memphis, Tennessee
January 12, 2004

INVESTCO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

Assets

	2003	2002
Cash	$ 12,991	$ 15,994
Accounts receivable - related parties	-	3,000
Office equipment, net of accumulated depreciation of $1,912 and $1,847, respectively	-	65
Total Assets	$ 12,991	$ 19,059

Liabilities and Stockholders' Equity

	2003	2002
Liabilities		
Accrued expenses and payroll liabilites	$ 100	$ 3,744
Stockholders' Equity		
Common stock, 1,000 shares authorized, 100 shares issued, no par value	1,000	1,000
Additional paid in capital	7,617	7,617
Retained earnings	4,274	6,698
Total stockholders' equity	12,891	15,315
Total Liabilities and Stockholders' Equity	$ 12,991	$ 19,059

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions and other income	$ 10,772	$ 25,000
Interest income	63	120
Total revenue	10,835	25,120
Expenses		
Depreciation expense	65	234
Employee compensation	-	13,250
Office expenses	104	935
General and administrative expenses	13,090	15,561
Total expenses	13,259	29,980
Net loss	(2,424)	(4,860)
Retained earnings - beginning of year	6,698	11,558
Retained earnings - end of year	$ 4,274	$ 6,698

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2001	$ 1,000	$ 56,016	$ 11,558	$ 68,574
Return of capital to stockholder	-	(48,399)	-	(48,399)
Net loss	-	-	(4,860)	(4,860)
Balance at December 31, 2002	$ 1,000	$ 7,617	$ 6,698	$ 15,315
Net loss	-	-	(2,424)	(2,424)
Balance at December 31, 2003	$ 1,000	$ 7,617	$ 4,274	$ 12,891

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows Provided By (Used For) Operating Activities		
Cash received in commissions	$ 10,772	$ 25,000
Interest received	63	120
Cash paid to suppliers	(13,838)	(15,209)
Cash paid to employees	-	(13,250)
Net cash used for operating activities	(3,003)	(3,339)
Net decrease in cash	(3,003)	(3,339)
Cash - beginning of year	15,994	19,333
Cash - end of year	$ 12,991	$ 15,994
Reconciliation of Net Loss to Net Cash Used For Operating Activities		
Net loss	$ (2,424)	$ (4,860)
Adjustment to reconcile net loss to net cash used for operating activities:		
Depreciation expense	65	234
Decrease (increase) in accounts receivable-related parties	3,000	(1,898)
(Decrease) increase in accrued expenses	(3,644)	3,185
Net cash used for operating activities	$ (3,003)	$ (3,339)
Supplemental Disclosure of Noncash Financing Activities		
Return of capital distribution used to reduce accounts receivable - related parties	$ -	$ 48,399

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Investco Securities, Inc. (the "Company") began operations on July 17, 1989, and is a registered securities broker and dealer operating in the Mid-South.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission revenues and commission expenses are recorded on a trade date basis.

Concentrations and Credit Risks

The Company's credit risk primarily relates to cash and cash equivalents. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000.

One customer accounted for 100% of the Company's commissions and consulting revenues for the years ended December 31, 2003 and 2002.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, all investments with maturities of three months or less are considered to be cash and cash equivalents.

Property and Equipment

Office equipment is stated at cost and depreciated using the double–declining balance method over 7 years.

Income Taxes

On August 16, 1989 the shareholder of Investco Securities, Inc. consented to the Corporation's election to be treated as an "S" Corporation under Internal Revenue Code Section 1362(a) for its taxable year commencing July 17, 1989. The income or loss of an "S" Corporation is not taxed at the corporate level, it passes through to the shareholders; hence, there is no provision for federal income taxes.

NOTE 2 – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company had receivables from affiliated companies of $0 and $3,000 as of December 31, 2003 and 2002, respectively. During 2002, a stockholder used a return of paid in capital distribution to repay his receivable of $48,399.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $12,891, which was $7,891 in excess of its required net capital of $5,000.

NOTE 4 – PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering the full-time employees. The Company's contributions related to the plan are voluntary. There were no contributions made by the Company for the years ended December 31, 2003 and 2002.

SUPPLEMENTAL INFORMATION

INVESTCO SECURITIES, INC.

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2003 and 2002

	2003	2002
Total Ownership Equity	$ 12,891	$ 15,315
Deductions		
Non–allowable assets (Exhibit I)	-	(3,065)
Net capital	12,891	12,250
Less: minimum dollars net capital requirement	(5,000)	(5,000)
Excess Net Capital	$ 7,891	$ 7,250
Total Aggregate Indebtedness	$ -	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.0%	0.0%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	0.0%	0.0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 1995)		
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,891	$ 7,250
Net audit adjustments	-	-
Net capital per above	$ 7,891	$ 7,250

See independent auditor's report.

INVESTCO SECURITIES, INC.

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2003 and 2002

	2003	2002
Equipment, net	$ -	$ 65
Unsecured receivable from related parties	-	3,000
	$ -	$ 3,065

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS UNDER SEC RULE 17a–5

To the Board of Directors of
Investco Securities, Inc.

In planning and performing our audits of the financial statements of Investco Securities, Inc. as of December 31, 2003 and 2002 and for the years then ended, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investco Securities, Inc., that we considered relevant to the objectives stated in Rule 17a–5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a–3(a)(11) and the reserve required by rule 15c3-3(e).

The management of Investco Securities, Inc. is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under

standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Watkins Uiberall PLLC

Memphis, Tennessee
January 12, 2004